UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

         Loma Negra Compañía Industrial Argentina Sociedad Anónima

By:	/s/ Marcos I. Gradin
Name:	Marcos I. Gradin
Title:	Chief Financial Officer

Date: May 12, 2021

Buenos Aires, May 12, 2021 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended March 31, 2021 (our “1Q21 Results”).

1Q21 Key Highlights

●	Net revenue increased by 35.4% YoY to Ps. 13,175 million (US$143 million), mainly driven by our core cement segment

●	Strong increase in our Consolidated Adjusted EBITDA of 49.6% YoY to Ps. 4,730 million (US$52 million)

●	Consolidated Adjusted EBITDA margin expanded by 341 basis points YoY from 32.3% to 35.7%, explained by higher sales of cement, masonry, and lime together with strong control over costs

●	Net profit was Ps. 2,568 million representing a 104.4% YoY increase, as Gross Profit coupled with Total Financial gain

●	Net Debt /LTM Adjusted EBITDA ratio of 0.04x from 1.31x in 1Q20 and 0.16x in FY20

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the first quarter of 2021, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We started  the year in a very good shape, with a solid operating cashflow generation together with a very robust financial position. Furthermore, given the higher operational leverage and our strong focus in cost management is that we have achieved  world-class profitability levels.

Bearing in mind that due to the COVID-19 lockdown demand for cement had bottomed in April last year and since then sale volume has recovered steadily, in this first quarter it has stabilized in values comparable to pre-pandemic levels of 1Q19. By contrast, our other business segments continue to recover from a relatively worst situation, and are still far from pre-pandemic levels.

The expansion of L´Amalí plant full commissioning is scheduled within next months, and the clinker line start-up is programmed for the coming days.

Moreover, given the strong operational cashflow generation of the company and our competitive strengths, we have not only moved forward with our Capital expenditures in L´Amalí plant and reduced our Net Debt, but also build the foundations to rely on in the years to come.

With cement demand stabilizing around pre-pandemic levels, we expect a moderate growth perspectives for the remainder of the year, as the macroeconomic context together with Covid-19 second wave could increase the uncertainty and affect large construction projects resumption.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020	% Chg.
Net revenue	13,175	9,734	35.4%
Gross Profit	4,776	2,966	61.0%
Gross Profit margin	36.2%	30.5%	+577bps
Adjusted EBITDA	4,706	3,145	49.6%
Adjusted EBITDA Mg.	35.7%	32.3%	+341bps
Net Profit	2,568	1,256	104.4%
Net Profit attributable to owners of the Company	2,601	1,223	112.7%
EPS	4.3658	2.0517	112.8%
Shares outstanding at eop	596	596	-0.1%
Net Debt	640	18,294	-96.5%
Net Debt /LTM Adjusted EBITDA	0.04x	1.31x	-1.27x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended March 31,
	2021	2020	% Chg.
Net revenue	12,635	6,609	91.2%
Adjusted EBITDA	4,632	2,205	110.1%
Adjusted EBITDA Mg.	36.7%	33.4%	+330bps
Net Profit	3,260	644	405.9%
Net Debt	640	18,294	-96.5%
Net Debt /LTM Adjusted EBITDA	0.04x	1.31x	-1.27x

In million US$	Three-months ended March 31,
	2021	2020	% Chg.
Ps./US$, av	88.65	61.42	44.3%
Ps./US$, eop	91.99	64.47	42.7%
Net revenue	143	108	32.5%
Adjusted EBITDA	52	36	45.6%
Adjusted EBITDA Mg.	36.7%	33.4%	+330bps
Net Profit	37	10	250.5%
Net Debt	7	284	-97.5%
Net Debt /LTM Adjusted EBITDA	0.04x	1.31x	-1.27x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended March 31,
		2021	2020	% Chg.
Cement, masonry & lime	MM Tn	1.38	1.00	38.0%
Concrete	MM m3	0.16	0.08	104.6%
Railroad	MM Tn	0.99	0.94	5.0%
Aggregates	MM Tn	0.18	0.13	42.5%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in Argentina during 1Q21 increased 38.0% to 1.38 million tons, with the robust bagged cement sales driven by strong household and retail demand are stabilizing around pre-pandemic levels. Bulk cement is still falling behind pre-pandemic levels, yet volume dispatched in this format have increased of approximately 47% YoY, as COVID-19 second wave restrictions have been less severe than in the same period last year.

Likewise, Concrete and Aggregates volumes presented a strong YoY growth of 104.6% and 42.5%, respectively, yet absolute figures are far from pre-pandemic levels. The beginning of 2021 presents a scenario of slow recovery, especially with some dynamic coming from the private work.

Railroad segment volumes experienced a 5.0% increase versus the comparable quarter in 2020, with a positive effect of the recovery in building materials and frac-sand transported volumes, and negatively affected by other segments affected by lower demand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020	% Chg.
Net revenue	13,175	9,734	35.4%
Cost of sales	(8,400)	(6,768)	24.1%
Gross Profit	4,776	2,966	61.0%
Selling and administrative expenses	(1,079)	(852)	26.6%
Other gains and losses	43	62	-31.6%
Tax on debits and credits to bank accounts	(125)	(146)	-14.2%
Finance gain (cost), net
Gain on net monetary position	558	176	216.5%
Exchange rate differences	21	(239)	n/a
Financial income	42	23	81.0%
Financial expense	(480)	(531)	-9.7%
Profit before taxes	3,756	1,460	157.2%
Income tax expense
Current	(1,555)	(364)	327.1%
Deferred	367	(97)	n/a
Net profit from continuing operations	2,568	1,000	156.8%
Income from discontinued operations	-	256	n/a
Net profit	2,568	1,256	104.4%

Net Revenues

Net revenue increased 35.4% to Ps. 13,175 million in 1Q21, from Ps. 9,734 million in the comparable quarter last year, reflecting both the beginning of the COVID-19 pandemic by the end of 1Q20 and the positive momentum experienced by our core cement business which is now stabilizing around pre-pandemic levels.

Cement, masonry cement and lime segment was up 38.4%, with volumes expanding 38.0% with stable pricing.

Concrete posted a revenues increase of 64.8% continuing with the mild recovery path but yet distant from pre-pandemic levels and with a negative pricing environment.

By contrast, Aggregates posted a revenue increase of 47.3% as higher volume sales were coupled with a positive pricing mix.
Railroad revenues decreased 12.7% in 1Q21 versus the same quarter in 2020, as the higher transported volumes were more than offset by poor pricing performance.

Cost of sales, and Gross profit

Cost of sales increased 24.1% YoY reaching Ps. 8,400 million in 1Q21 mainly as a result of the higher volume sold but limited by higher efficiencies and lower unitary energy costs measured in US dollars and partially offset by higher freight and maintenance expenditures.

Gross profit increased 61.0% YoY to Ps. 4,776 million in 1Q21 from Ps. 2,966 million in 1Q20, with gross profit margin expanding 577 basis points YoY to 36.2%, reflecting the recovery of cement sales volumes coupled with good cost performance and higher operational leverage.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 1Q21 increased 26.6% YoY to Ps. 1,079 million, from Ps. 852 million in 1Q20, mainly as a consequence of higher cement sales and higher labor cost compare to last year´s level, which was affected by COVID-19 lock-down measures. As a percentage of revenues, SG&A decreased 57 basis points to 8.2% in 1Q21, from 8.8% in 1Q20 mostly explained by higher sales volumes.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020	% Chg.
Adjusted EBITDA reconciliation:
Net profit	2,568	1,256	104.4%
(+) Depreciation and amortization	967	968	-0.2%
(+) Tax on debits and credits to bank accounts	125	146	-14.2%
(+) Income tax expense	1,188	461	157.9%
(+) Financial interest, net	376	382	-1.4%
(+) Exchange rate differences, net	(21)	239	n/a
(+) Other financial expenses, net	61	126	-51.5%
(+) Gain on net monetary position	(558)	(176)	216.5%
(-) Income from discontinued operations	-	256	n/a
Adjusted EBITDA	4,706	3,145	49.6%
Adjusted EBITDA Margin	35.7%	32.3%	+341bps

Adjusted EBITDA increased 49.6% YoY in the first quarter of 2021 to Ps. 4,706 million, mostly explained by bagged cement. Likewise, Adjusted EBITDA margin expanded by 341 basis points to 35.7% compared to 32.3% in 1Q20 on the back of cement margins expansion.

In particular, Cement, masonry cement and lime segment Adjusted EBITDA margin expanded by 322 bps to 40.8%, mainly due to the increase in sales volume and the improved energy inputs.

Concrete Adjusted EBITDA decreased 63% compared to 1Q20, as softer pricing and higher SG&A costs outweighed the increase in sales volumes and the reduction in unitary costs of sales.

Railroad Adjusted EBITDA margin deteriorated to 2.4%, mainly impacted by pricing mix and costs reduction less than proportional to revenues partially offset by higher transported volume and lower unitary costs.

Finally, Aggregates Adjusted EBITDA margin improved to -11.2% from -25.2%, with better pricing being outweighed by still depressed sales volume and low operational leverage.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020	% Chg.
Exchange rate differences	21	(239)	n/a
Financial income	42	23	81.0%
Financial expense	(480)	(531)	-9.7%
Gain on net monetary position	558	176	216.5%
Total Finance Gain (Cost), Net	141	(570)	n/a

During 1Q21, the Company reported a total finance gain, net of Ps. 141 million compared to a  total finance cost, net of Ps. 570 million in 1Q20, mainly due to higher gain on net monetary position of Ps. 558 million and an increase in Exchange rate difference gain of Ps. 21 million due to a lower net debt denominated in foreign currency and a real appreciation of the Peso.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 1Q21 increased by Ps. 2,568 million to Ps. 1,256 million, mostly explained by a higher gross profit, which was further enhanced by a finance gain, net.

Net Profit Attributable to Owners of the Company increased by Ps. 1,378 million YoY, to Ps. 2,601 million in 1Q21. During the quarter, the Company reported earnings per common share of Ps. 4.3633 and earnings per ADR of Ps. 21.8163, compared with earnings per common share of Ps. 2.0517 and earnings per ADR of Ps. 10.2587 in 1Q20.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,
	2021	2020

Total Debt	6,688	20,409
- Short-Term Debt	6,063	13,879
- Long-Term Debt	625	6,531
Cash, Cash Equivalents and Investments	6,048	2,116
Total Net Debt	640	18,294
Shareholders' Equity	53,582	46,188
Capitalization	60,270	66,598
LTM Adjusted EBITDA	16,558	13,955
Net Debt /LTM Adjusted EBITDA	0.04x	1.31x

As of March 31, 2021, total cash and cash equivalents were Ps. 6,048 million compared with Ps. 2,116 million as of the March 31, 2020. Total debt at the close of the quarter stood at Ps. 6,688 million, composed by Ps. 6,063 million in short-term borrowings, including the current portion of long-term borrowings (or 91.0% of total borrowings), and Ps. 625 million in long-term borrowings (or 9.0% of total borrowings).

As of March 31, 2021, 81.6% (or Ps. 5,460 million) Loma Negra’s total debt was denominated in U.S. dollars, 17.8% (or Ps. 1,192 million) in Euros, and 0.5% (or Ps. 36 million) in argentine pesos. The average duration of Loma Negra’s total debt was 0.6 years.

As of March 31, 2021, Ps. 5,496 million, or 82.2%, of the Company’s total consolidated borrowings bore interest at rates based on Libor, and Ps. 1,192 million of borrowings bore interest at a fixed rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to 0.04x as of March 31, 2021 from 0.16x as of December 31, 2020 as the cashflow from operating activities outweighed the cash used in investing and financing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	2,568	1,256
Adjustments to reconcile net profit to net cash provided by operating activities	1,537	1,536

Changes in operating assets and liabilities	(1,176)	(2,633)
Net cash generated by operating activities	2,929	160

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	94	-
Property, plant and equipment, Intangible Assets, net	(1,022)	(5,729)
Contributions to Trust	(20)	(30)
Investments	(1,673)	-
Net cash (used in) investing activities	(2,621)	(5,759)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(443)	5,766
Share repurchase plan	(255)	-
Net cash generated by (used in) by financing activities	(699)	5,766

Net increase (decrease) in cash and cash equivalents	(391)	167
Cash and cash equivalents at the beginning of the year	4,942	2,006
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(36)	(58)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(154)	1
Cash and cash equivalents at the end of the period	4,362	2,116

In the 1Q21, our cash flow generated by operating activities was Ps. 3,499 million compared to Ps. 336 million in 1Q20 as higher Adjusted EBITDA growth more than offset working capital needs. During 1Q21, the Company made capital expenditures for a total of Ps. 1,022 million, mostly allocated to the expansion of production capacity of L’Amalí plant.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

As of the end of March 2021, the project presents an overall Progress of 98%. All detailed engineering is completed, all equipment and materials supplies has been delivered to site. While commissioning and start-up has been completed at crushing department and new primary crusher is fully operational, raw mill department is already commissioned and commissioning and start-up at clinker line are in progress and scheduled for the end of the month.

Construction work executed at 98%. Works in progress are electromechanical erection works at cement mill and dispatch areas. Inauguration date is expected the second quarter 2021.

Share Repurchase Plan.

On February 12, 2021, the Company announced the approval of a share repurchase plan, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans.

The plan became effective as from February 18, 2021, the amount to invest will be up to AR$ 750.000.000 (Argentine Pesos Seven Hundred Fifty Million) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of current Share Repurchase Programs is shown below:

Repurchase Program
Maximum amount for repurchase	AR$ 750 million
Maximum price	AR$ 245/ordinary share or US$ 8/ADR
Period in force	90 days since February 18, 2021
Repurchase under the program until May 11, 2021	AR$ 476 million
Progress	63.5%%

1Q21 Earnings Conference Call

When: 10:00 a.m. U.S. ET (11:00 a.m. BAT), May 13, 2021
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:  Loma Negra Earnings Call
Webcast:    https://services.choruscall.com/links/loma210513I038f9N1.html
Replay:
A telephone replay of the conference call will be available between May 13, 2021 at 1:00 pm U.S. E.T. and ending on May 17, 2021. The replay can be accessed by dialling 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10155136. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer

This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.
IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Gastón Pinnel, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,	As of December 31,
	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	60,038	60,494
Right to use assets	477	505
Intangible assets	198	217
Investments	4	4
Goodwill	39	39
Inventories	2,426	2,435
Other receivables	503	543
Total non-current assets	63,685	64,239
Current assets
Inventories	6,820	6,203
Other receivables	1,276	1,375
Trade accounts receivable	3,396	3,377
Investments	5,800	4,641
Cash and banks	248	301
Total current assets	17,540	15,897
TOTAL ASSETS	81,225	80,135
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	16,743	16,998
Reserves	21,144	21,144
Retained earnings	15,422	12,821
Equity attributable to the owners of the Company	53,309	50,964
Non-controlling interests	273	306
TOTAL SHAREHOLDERS' EQUITY	53,582	51,270
LIABILITIES
Non-current liabilities
Borrowings	625	2,112
Accounts payables	-	116
Provisions	537	551
Salaries and social security payables	72	43
Debts for leases	409	441
Other liabilities	72	126
Deferred tax liabilities	7,852	8,219
Total non-current liabilities	9,567	11,607
Current liabilities
Borrowings	6,063	5,163
Accounts payable	5,201	6,092
Advances from customers	750	827
Salaries and social security payables	1,557	1,606
Tax liabilities	4,208	3,258
Debts for leases	144	159
Other liabilities	152	154
Total current liabilities	18,075	17,258
TOTAL LIABILITIES	27,642	28,865
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	81,225	80,135

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020	% Change
Net revenue	13,175	9,734	35.4%
Cost of sales	(8,400)	(6,768)	24.1%
Gross profit	4,776	2,966	61.0%
Selling and administrative expenses	(1,079)	(852)	26.6%
Other gains and losses	43	62	-31.6%
Tax on debits and credits to bank accounts	(125)	(146)	-14.2%
Finance gain (cost), net
Gain on net monetary position	558	176	216.5%
Exchange rate differences	21	(239)	n/a
Financial income	42	23	81.0%
Financial expenses	(480)	(531)	-9.7%
Profit before taxes	3,756	1,460	157.2%
Income tax expense
Current	(1,555)	(364)	327.1%
Deferred	367	(97)	n/a
Net profit from continuing operations	2,568	1,000	156.8%
Income from discontinued operations	-	256	n/a
Net profit	2,568	1,256	104.4%
Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	-	(166)	n/a
Total other comprehensive (loss)	-	(166)	n/a
TOTAL COMPREHENSIVE INCOME	2,568	1,090	135.6%
Net Profit (loss) for the period attributable to:
Owners of the Company	2,601	1,223	112.7%
Non-controlling interests	(33)	33	n/a
NET PROFIT FOR THE PERIOD	2,568	1,256	104.4%
Total comprehensive (loss) income attributable to:
Owners of the Company	2,601	1,138	128.5%
Non-controlling interests	(33)	(48)	-31.5%
TOTAL COMPREHENSIVE INCOME	2,568	1,090	135.6%
Earnings per share (basic and diluted):	4.3658	2.0517	112.8%

(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	2,568	1,256
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,188	487
Depreciation and amortization	967	968
Provisions	(1)	77
Interest expense	112	471
Exchange rate differences	(151)	(17)
Gain on disposal of property, plant and equipment	(20)	9
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	(282)
Depreciation value of trust	13	-
Interest income	(13)	-
Gain on net monetary position	(558)	(176)
Changes in operating assets and liabilities
Inventories	(524)	(1,016)
Other receivables	(272)	(284)
Trade accounts receivable	(402)	187
Advances from customers	(22)	46
Accounts payable	168	(716)
Salaries and social security payables	164	(73)
Provisions	(9)	(79)
Tax liabilities	114	(393)
Other liabilities	(54)	(12)
Income tax paid	(339)	(293)
Net cash generated by operating activities	2,929	160

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	94	-
Proceeds from disposal of Property, plant and equipment	37	20
Payments to acquire Property, plant and equipment	(1,059)	(5,745)
Payments to acquire Intangible Assets	-	(4)
Contributions to Trust	(20)	(30)
Investments	(1,673)	-
Net cash used in investing activities	(2,621)	(5,759)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	88	7,992
Interest paid	(177)	(973)
Debts for leases	(39)	(43)
Repayment of borrowings	(316)	(1,209)
Share repurchase plan	(255)	-
Net cash generated by (used in) financing activities	(699)	5,766
Net increase (decrease) in cash and cash equivalents	(391)	167
Cash and cash equivalents at the beginning of the period	4,942	2,006
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(36)	(58)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(154)	1

Cash and cash equivalents at the end of the period	4,362	2,116

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)

	Three-months ended March 31,
	2021	%	2020	%
Net revenue	12,635	100.0%	6,609	100.0%
Cement, masonry cement and lime	11,317	89.6%	5,787	87.6%
Concrete	1,086	8.6%	468	7.1%
Railroad	914	7.2%	742	11.2%
Aggregates	129	1.0%	62	0.9%
Others	72	0.6%	48	0.7%
Eliminations	(883)	-7.0%	(499)	-7.5%
Cost of sales	7,403	100.0%	4,170	100.0%
Cement, masonry cement and lime	6,043	81.6%	3,296	79.0%
Concrete	1,160	15.7%	524	12.6%
Railroad	906	12.2%	739	17.7%
Aggregates	132	1.8%	79	1.9%
Others	44	0.6%	31	0.7%
Eliminations	(883)	-11.9%	(499)	-12.0%
Selling, admin. expenses and other gains & losses	943	100.0%	488	100.0%
Cement, masonry cement and lime	840	89.1%	446	91.4%
Concrete	22	2.4%	(3)	-0.7%
Railroad	55	5.8%	31	6.3%
Aggregates	2	0.2%	(4)	-0.7%
Others	24	2.6%	18	3.7%
Depreciation and amortization	343	100.0%	254	100.0%
Cement, masonry cement and lime	253	73.6%	174	68.6%
Concrete	17	4.9%	17	6.6%
Railroad	67	19.5%	56	22.2%
Aggregates	6	1.7%	5	2.1%
Others	1	0.3%	1	0.4%
Adjusted EBITDA	4,632	100.0%	2,205	100.0%
Cement, masonry cement and lime	4,687	101.2%	2,219	100.7%
Concrete	(80)	-1.7%	(36)	-1.6%
Railroad	20	0.4%	28	1.3%
Aggregates	1	0.0%	(7)	-0.3%
Others	5	0.1%	0	0.0%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	74		940
Depreciation and amortization	(967)		(968)
Tax on debits and credits banks accounts	(125)		(146)
Finance gain (cost), net	141		(570)
Income tax	(1,188)		(461)
Income from discontinued operations	-		256
NET (LOSS) PROFIT FOR THE PERIOD	2,568		1,256